

OFFERING MEMORANDUM

facilitated by



BEM Brooklyn, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	BEM Brooklyn, LLC
State of Organization	NY
Date of Formation	10/08/2019
Entity Type	Limited Liability Company
Street Address	1072 Bedford Ave, #014, Brooklyn, NY 11216
Website Address	www.bembrooklyn.com

(B) Directors and Officers of the Company

Key Person	Danielle Davenport

Position with the Company
 	
               Title
          First Year
	Co-owner
	2019

Other business experience (last three years)	**Co-Owner and Bookseller** (*BEM / books & more, October 2019 - present)* -- BEM | books & more is the nation's first bookstore dedicated to food literature of the African diaspora. Since its inception, sisters Gabrielle and Danielle Davenport have overseen all aspects of managing the business including day-to-day affairs and multiple successful pop-ups across New York City. BEM is currently running the exhibition shop for the Museum of Food & Drink's *African/American: Making The Nation's Table,* which celebrates the contributions of Black foodways to American cooking and dining. **Actor and Writer** *(Multiple, 2007 - present)* -- Credits include *7 Minutes* (Waterwell), *Neighbors* (The Public Theater), *An Octoroon* (Soho Rep./ TFANA), and *Men On Boats* (Playwrights Horizons) as well as CBS's *Blue Bloods*, NBC's *The Blacklist*, *Power* (Starz), *Sneaky Pete* (Amazon), *High Maintenance* (HBO) and more.

Key Person	Gabrielle Davenport

Position with the Company
 	
               Title
          First Year
	Co-Owner
	2019

Other business experience (last three years)	**Co-Owner and Bookseller** (*BEM / books & more, October 2019 - present)* -- BEM | books & more is the nation's first bookstore dedicated to food literature of the African diaspora. Since its

inception, sisters Gabrielle and Danielle Davenport have overseen all aspects of managing the business including day-to-day affairs and multiple successful pop-ups across New York City. BEM is currently running the exhibition shop for the Museum of Food & Drink's *African/American: Making The Nation's Table,* which celebrates the contributions of Black foodways to American cooking and dining.

- **Programmer** (*THE OFFICE performing arts + film, November 2018 - present*) -- THE OFFICE performing arts + film develops, produces, and presents interdisciplinary theater, film and music performance that is concerned with the issues of our day. Gabrielle's responsibilities include co-curating and booking a range of performance events including the BRIC Celebrate Brooklyn! Festival in Prospect Park and other festivals/events with presenting partners in New York, Massachusetts, and Arkansas.

- **Producer** (*THE OFFICE performing arts + film, November 2018 - May 2021*) -- As a Producer at THE OFFICE performing arts + film, Gabrielle's responsibilities included overseeing the execution of several large-scale performances including an outdoor dance installation reflecting on the impacts of COVID-19 at Lincoln Center and a new musical theater work by internationally acclaimed and Grammy-winning artist Angélique Kidjo. Gabrielle also worked as Associate Producer on The Mile-Long Opera, which featured 1,000 singers from across New York City performing on The High Line.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Danielle Davenport	50%
Gabrielle Davenport	50%

(D) The Company's Business and Business Plan

Our Plan

We're raising money now to expand our team, revamp our website, and fuel our growth. In short order, we'll launch a second, more substantial raise for real estate and buildout in anticipation of a spring 2023 opening.

- First year revenues totaled just under $25K. This year, by increasing brand awareness and leveraging strategic partnerships, we're on target for revenues of $150K -- a 600% increase.
- Selling in person has been a key driver of our growth.
- Marketing and operations support will allow us to continue to build our community, to sell in-person through the holiday season, and to respond to new opportunities.
- Investing in digital marketing and improving user experience of BEMbrooklyn.com – especially in terms of searchability and support for increased curation and engagement – will allow us to grow our online business.

There's a cultural revolution afoot, and the people must be well-fed and well-read to get down.

Our Vision

As the nation's first Black food bookstore, we'll continue expanding our online presence while creating a physical space to celebrate, explore, and honor the Black culinary literary tradition. BEM | books & more will feature hundreds of titles, a vibrant cafe/wine bar, a test kitchen, and curated programming that centers food as an entry point to the full breadth of Black culture.

The Team

Gabrielle Davenport, Co-Founder

Gabrielle is an Oakland-raised, Brooklyn-based curator & creative producer whose work centers on forging community through music and food. She has programmed performance for tiny clubs and large-scale venues alike since 2015. As part of the curatorial team at the BRIC Celebrate Brooklyn! Festival, she is proud to introduce early-career and local artists to 200,000+ fans every summer alongside living legends across genres.

Gabrielle is also the former board chair of the Central Brooklyn Food Coop, a Black food sovereignty organizing project. Other producing credits include Yemandja with Angélique Kidjo, The Kennedy Center, Joe's Pub, and the Mile-Long Opera. She graduated with honors from Barnard College with a BA in Africana Studies and a minor in Spanish & Latin American Cultures.

Danielle Davenport, Co-Founder

Danielle is a Brooklyn-based actor and writer who has worked at theaters including The Public Theater, Playwrights Horizons, Lincoln Center Theater, Theater for a New Audience, New York Theater Workshop, The Civilians, Clubbed Thumb, INTAR, New York Stage and Film, MCC, The Lark, Playwrights' Realm and others, with favorite performance credits including An Octoroon (Theater for a New Audience/Soho Rep), Men on Boats (Playwrights Horizons/Clubbed Thumb), Neighbors (The Public Theater), Adoration of the Old Woman (INTAR) and Be the Death of Me (The Civilians). Film and television credits include Blue Bloods (CBS), The Blacklist (NBC), Power (Starz), Sneaky Pete (Amazon), Netflix's Unbreakable Kimmy Schmidt and Master of None, HBO's High Maintenance and Boardwalk Empire, The Breaks (VH1) and others.

Current and recent writing projects include a television pilot set in the world of reproductive justice and developed during New York Stage and Film's Filmmakers' Workshop and co-authoring an article on microaggressions in simulated legal practice published in the Villanova Law Review.

Fluent in Spanish, French and Portuguese, she is a member of Phi Beta Kappa, a Mellon fellow, an Experiential Learning Lab fellow at the NYU School of Law, and graduated summa cum laude from Barnard College with a B.A. in Theater (Honors) and Comparative Literature and Society with a focus on the African diaspora in Latin America and the Caribbean.

Alongside her creative pursuits, she's accumulated experience as a communications consultant; a freelance tutor, editor, and translator; and in a number of NYC restaurants.

Our Story

BEM | books & more is a literary destination at the intersection of food and Blackness. Established by two sisters in January 2021 as an online bookstore, we are proud to serve as a home for readers, writers, cooks, and eaters passionate about Black cultures in all their diversity. Taking an expansive approach to the nexus of food, literature, and culture, BEM celebrates Black food by bringing works of fiction, nonfiction and poetry for readers of all ages into conversation with cookbooks and culinary studies to explore how what feeds us defines us.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$15,000
Offering Deadline	September 9, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$50,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Website Revamp	$2,000	$2,000
Key Growth Personnel	$12,100	$24,000
Operating Capital	$0	$21,000
Mainvest Compensation	$900	$3,000
TOTAL	$15,000	$50,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.0 - 6.7%[2]
Payment Deadline	2027-06-30
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.5 x 1.3 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	2.9%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.0% and a maximum rate of 6.7% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$15,000	2.0%
$23,750	3.2%
$32,500	4.3%
$41,250	5.5%
$50,000	6.7%

[3] To reward early participation, the investors who contribute the first $15,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $15,000.0 has been raised in the offering will receive a 1.3x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Danielle Davenport	50%
Gabrielle Davenport	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Michele Davenport	$10,000	0%		N/A
Jeanine Henry	$5,000	0%		N/A
Ingram Content Group	$8,211	0%		Net30 terms with payment plan in place for book inventory

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the BEM | books & more's fundraising. However, BEM | books & more may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$150,000	$322,500	$345,075	$362,329	$373,262
Cost of Goods Sold	$73,568	$158,171	$169,243	$177,705	$183,036
Gross Profit	$76,432	$164,329	$175,832	$184,624	$190,226
EXPENSES					
Rent	$6,000	$30,000	$30,000	$30,000	$30,000
Utilities	$0	$6,000	$6,150	$6,303	$6,460
Other Administrative Expenses	$18,040	$24,000	$24,600	$25,215	$25,845
Salaries	$17,000	$60,000	$61,500	$63,037	$64,612
Operating Profit	$35,392	$44,329	$53,582	$60,069	$63,309

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V